March 18, 2005

Securities and Exchange Commission

Washington, D. C. 20549

Gentlemen:

The financial statements for the year ended December 31, 2004, and included with this report on Form 10-KSB do not reflect a change from the preceding year in any accounting principles or practices or in the methods of application of those principles or practices.

VISION BANCSHARES, INC.

/s/ William E. Blackmon
By:	William E. Blackmon
Its:	Chief Financial Officer